Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2024 and 2023

Rogers Communications Inc.	1	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023

Revenue	5	5,129	5,092	15,123	13,973

Operating expenses:
Operating costs	6	2,584	2,681	8,039	7,721
Depreciation and amortization		1,157	1,160	3,442	2,949
Restructuring, acquisition and other	7	91	213	323	599
Finance costs	8	568	600	1,724	1,479
Other expense	9	2	426	5	381

Income before income tax expense		727	12	1,590	844
Income tax expense		201	111	414	323

Net income (loss) for the period		526	(99)	1,176	521

Earnings (loss) per share:
Basic	10	$0.99	($0.19)	$2.21	$1.00
Diluted	10	$0.98	($0.20)	$2.19	$0.97
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023

Net income (loss) for the period		526	(99)	1,176	521

Other comprehensive income (loss):

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	11	211	(2)	211	(2)
Related income tax (expense) recovery		(56)	—	(56)	—

Defined benefit pension plans		155	(2)	155	(2)

Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value		(1)	(123)	5	(239)
Related income tax (expense) recovery		—	15	(1)	31

Equity investments measured at FVTOCI		(1)	(108)	4	(208)
Items that will not be reclassified to income		154	(110)	159	(210)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments		(182)	417	617	(44)
Reclassification to net income of loss (gain) on debt derivatives		330	(442)	(418)	49
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(14)	(24)	(40)	(71)
Reclassification to net income for accrued interest		(10)	(9)	(36)	(36)
Related income tax recovery (expense)		32	(68)	(72)	(5)

Cash flow hedging derivative instruments		156	(126)	51	(107)

Share of other comprehensive (loss) income of equity-accounted investments, net of tax		(1)	4	—	2
Items that may subsequently be reclassified to income		155	(122)	51	(105)

Other comprehensive income (loss) for the period		309	(232)	210	(315)

Comprehensive income (loss) for the period		835	(331)	1,386	206

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2024	2023

Assets
Current assets:
Cash and cash equivalents		802	800
Accounts receivable	12	4,903	4,996
Inventories		472	456
Current portion of contract assets		183	163
Other current assets		835	1,202
Current portion of derivative instruments	11	77	80
Assets held for sale		137	137
Total current assets		7,409	7,834

Property, plant and equipment		24,812	24,332
Intangible assets	13	17,981	17,896
Investments	14	602	598
Derivative instruments	11	791	571
Financing receivables	12	976	1,101
Other long-term assets		910	670
Goodwill		16,280	16,280

Total assets		69,761	69,282

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	15	2,893	1,750
Accounts payable and accrued liabilities		3,721	4,221
Other current liabilities		369	434
Contract liabilities		690	773
Current portion of long-term debt	16	2,600	1,100
Current portion of lease liabilities	17	566	504
Total current liabilities		10,839	8,782

Provisions		61	54
Long-term debt	16	37,694	39,755
Lease liabilities	17	2,162	2,089
Other long-term liabilities		1,507	1,783
Deferred tax liabilities		6,232	6,379
Total liabilities		58,495	58,842

Shareholders' equity	18	11,266	10,440

Total liabilities and shareholders' equity		69,761	69,282

Subsequent events	18
Commitments	21

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2024	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2024	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440
Net income for the period	—	—	—	—	1,176	—	—	—	1,176

Other comprehensive income:
Defined benefit pension plans, net of tax	—	—	—	—	155	—	—	—	155
FVTOCI investments, net of tax	—	—	—	—	—	4	—	—	4
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	51	—	51
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	155	4	51	—	210
Comprehensive income for the period	—	—	—	—	1,331	4	51	—	1,386

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(799)	—	—	—	(799)
Share price change on DRIP dividends	—	—	—	—	(4)	—	—	—	(4)

Shares issued as settlement of dividends (note 18)	—	—	243	4,447	—	—	—	—	243
Total transactions with shareholders	—	—	243	4,447	(803)	—	—	—	(560)

Balances, September 30, 2024	71	111,152	2,164	423,316	10,367	(13)	(1,333)	10	11,266

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2023	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2023	71	111,152	397	393,773	9,816	672	(872)	8	10,092
Net income for the period	—	—	—	—	521	—	—	—	521

Other comprehensive (loss) income:
Defined benefit pension plans, net of tax					(2)				(2)
FVTOCI investments, net of tax	—	—	—	—	—	(208)	—	—	(208)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(107)	—	(107)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	2	2
Total other comprehensive (loss) income	—	—	—	—	(2)	(208)	(107)	2	(315)
Comprehensive income for the period	—	—	—	—	519	(208)	(107)	2	206

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(781)	—	—	—	(781)

Shares issued as consideration	—	—	1,450	23,641	—	—	—	—	1,450
Total transactions with shareholders	—	—	1,450	23,641	(781)	—	—	—	669

Balances, September 30, 2023	71	111,152	1,847	417,414	9,554	464	(979)	10	10,967

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023
Operating activities:
Net income (loss) for the period		526	(99)	1,176	521
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization		1,157	1,160	3,442	2,949
Program rights amortization		13	14	52	58
Finance costs	8	568	600	1,724	1,479
Income tax expense		201	111	414	323
Post-employment benefits contributions, net of expense		19	21	54	25
Losses from associates and joint ventures	9	2	432	1	412
Other		(44)	(33)	(99)	57
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,442	2,206	6,764	5,824
Change in net operating assets and liabilities	22	200	185	(209)	(258)
Income taxes paid		(156)	(125)	(388)	(400)
Interest paid		(593)	(512)	(1,622)	(1,324)

Cash provided by operating activities		1,893	1,754	4,545	3,842

Investing activities:
Capital expenditures		(977)	(1,017)	(3,034)	(2,988)
Additions to program rights		(33)	(20)	(56)	(57)
Changes in non-cash working capital related to capital expenditures and intangible assets		(70)	95	(31)	66
Acquisitions and other strategic transactions, net of cash acquired	13	—	—	(475)	(17,001)
Other		(1)	(8)	11	4

Cash used in investing activities		(1,081)	(950)	(3,585)	(19,976)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	15	(142)	(754)	1,119	(1,343)
Net issuance (repayment) of long-term debt	16	18	2,389	(1,108)	7,789
Net (payments) proceeds on settlement of debt derivatives and forward contracts	11	(25)	111	(3)	232
Transaction costs incurred	16	—	(19)	(46)	(284)
Principal payments of lease liabilities	17	(127)	(99)	(358)	(264)
Dividends paid	18	(186)	(264)	(558)	(769)
Other		1	—	(4)	—

Cash (used in) provided by financing activities		(461)	1,364	(958)	5,361

Change in cash and cash equivalents and restricted cash and cash equivalents		351	2,168	2	(10,773)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		451	359	800	13,300

Cash and cash equivalents, end of period		802	2,527	802	2,527

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2024

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the nine months ended September 30, 2024, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2023 (2023 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 (third quarter 2024 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2023 financial statements with the exception of new accounting policies that were adopted on January 1, 2024 as described in note 2. These third quarter 2024 interim financial statements were approved by RCI's Board of Directors (the Board) on October 23, 2024.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2024 interim financial statements include only material transactions and changes occurring for the nine months since our year-end of December 31, 2023 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2024 interim financial statements should be read in conjunction with the 2023 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2024
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2024. The adoption of these standards have not had a material impact on our financial results.
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current.

Rogers Communications Inc.	7	Third Quarter 2024

•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for seller-lessees.
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants.
•Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve how information is communicated in the financial statements, with a focus on information in the statement of income (January 1, 2027).
•Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems (January 1, 2026).

We are assessing the impacts IFRS 18 and the amendments to IFRS 9 and IFRS 7 will have on our consolidated financial statements. We do not expect the amendments to have a material impact.

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the acquisition of Shaw Communications Inc. (Shaw, and the Shaw Transaction) on April 3, 2023, our adjusted net debt increased due to new debt associated with closing the transaction, the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, and debt repayment, as applicable. As at September 30, 2024 and December 31, 2023, we met our objectives for these metrics.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2024	2023

Adjusted net debt [1]	43,282	43,134
Divided by: trailing 12-month adjusted EBITDA	9,413	8,581

Debt leverage ratio	4.6	5.0
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

Rogers Communications Inc.	8	Third Quarter 2024

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2024	2023	2024	2023

Adjusted EBITDA	4	2,545	2,411	7,084	6,252
Deduct:
Capital expenditures [1]		977	1,017	3,034	2,988
Interest on borrowings, net and capitalized interest	8	497	524	1,495	1,273
Cash income taxes [2]		156	125	388	400

Free cash flow		915	745	2,167	1,591
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2024	2023	2024	2023

Cash provided by operating activities		1,893	1,754	4,545	3,842
Add (deduct):
Capital expenditures		(977)	(1,017)	(3,034)	(2,988)
Interest on borrowings, net and capitalized interest	8	(497)	(524)	(1,495)	(1,273)
Interest paid		593	512	1,622	1,324
Restructuring, acquisition and other	7	91	213	323	599
Program rights amortization		(13)	(14)	(52)	(58)
Change in net operating assets and liabilities	22	(200)	(185)	209	258
Other adjustments [1]		25	6	49	(113)

Free cash flow		915	745	2,167	1,591
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at September 30, 2024 and December 31, 2023, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Rogers Communications Inc.	9	Third Quarter 2024

As at September 30, 2024		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		802	—	—	—	802
Bank credit facilities [2]:
Revolving	16	4,000	—	10	—	3,990
Non-revolving	15	500	500	—	—	—
Outstanding letters of credit		3	—	3	—	—
Receivables securitization [2]	15	2,400	2,400	—	—	—

Total		7,705	2,900	13	—	4,792
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2023		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		800	—	—	—	800
Bank credit facilities [2]:
Revolving	16	4,000	—	10	151	3,839
Non-revolving	15	500	—	—	—	500
Outstanding letters of credit		243	—	243	—	—
Receivables securitization [2]	15	2,400	1,600	—	—	800

Total		7,943	1,600	253	151	5,939
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2023 financial statements. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	Third Quarter 2024

Information by Segment

Three months ended September 30, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,620	1,970	653	(114)	5,129
Operating costs	6	1,255	837	519	(27)	2,584

Adjusted EBITDA		1,365	1,133	134	(87)	2,545

Depreciation and amortization						1,157
Restructuring, acquisition and other	7					91
Finance costs	8					568
Other expense	9					2

Income before income taxes						727

Three months ended September 30, 2023	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,584	1,993	586	(71)	5,092
Operating costs	6	1,290	913	479	(1)	2,681

Adjusted EBITDA		1,294	1,080	107	(70)	2,411

Depreciation and amortization						1,160
Restructuring, acquisition and other	7					213
Finance costs	8					600
Other expense	9					426

Income before income taxes						12

Nine months ended September 30, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	7,614	5,893	1,868	(252)	15,123
Operating costs	6	3,669	2,544	1,837	(11)	8,039

Adjusted EBITDA		3,945	3,349	31	(241)	7,084

Depreciation and amortization						3,442
Restructuring, acquisition and other	7					323
Finance costs	8					1,724
Other expense	9					5

Income before income taxes						1,590

Rogers Communications Inc.	11	Third Quarter 2024

Nine months ended September 30, 2023	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	7,354	5,023	1,777	(181)	13,973
Operating costs	6	3,659	2,360	1,704	(2)	7,721

Adjusted EBITDA		3,695	2,663	73	(179)	6,252

Depreciation and amortization						2,949
Restructuring, acquisition and other	7					599
Finance costs	8					1,479
Other expense	9					381

Income before income taxes						844

NOTE 5: REVENUE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Wireless
Service revenue	2,066	2,026	6,050	5,782
Equipment revenue	554	558	1,564	1,572

Total Wireless	2,620	2,584	7,614	7,354

Cable
Service revenue	1,962	1,986	5,857	4,997
Equipment revenue	8	7	36	26

Total Cable	1,970	1,993	5,893	5,023

Total Media	653	586	1,868	1,777

Corporate items and intercompany eliminations	(114)	(71)	(252)	(181)

Total revenue	5,129	5,092	15,123	13,973

Total service revenue	4,567	4,527	13,523	12,375
Total equipment revenue	562	565	1,600	1,598

Total revenue	5,129	5,092	15,123	13,973

NOTE 6: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Cost of equipment sales	555	552	1,616	1,588
Merchandise for resale	55	53	153	156
Other external purchases	1,352	1,383	4,425	4,062
Employee salaries, benefits, and stock-based compensation	622	693	1,845	1,915

Total operating costs	2,584	2,681	8,039	7,721

Rogers Communications Inc.	12	Third Quarter 2024

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Restructuring and other	54	175	232	340
Shaw Transaction-related costs	37	38	91	259

Total restructuring, acquisition and other	91	213	323	599

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction. In the first half of 2023, these costs primarily reflected closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2023 and 2024 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which also included costs associated with voluntary departure programs. These costs also included costs related to real estate rationalization programs.

NOTE 8: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2024	2023	2024	2023

Total interest on borrowings [1]		505	535	1,525	1,450
Interest earned on restricted cash and cash equivalents		—	—	—	(149)

Interest on borrowings, net		505	535	1,525	1,301
Interest on lease liabilities	17	34	30	103	80
Interest on post-employment benefits liability		(1)	(3)	(3)	(10)
(Gain) loss on foreign exchange		(32)	143	107	16
Change in fair value of derivative instruments		28	(136)	(94)	(3)
Capitalized interest		(8)	(11)	(30)	(28)
Deferred transaction costs and other		42	42	116	123

Total finance costs		568	600	1,724	1,479
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 9: OTHER EXPENSE

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2024	2023	2024	2023

Losses from associates and joint ventures	14	2	432	1	412
Other (income) losses		—	(6)	4	(31)

Total other expense		2	426	5	381

Rogers Communications Inc.	13	Third Quarter 2024

NOTE 10: EARNINGS (LOSS) PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2024	2023	2024	2023

Numerator (basic) - Net income (loss) for the period	526	(99)	1,176	521

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	534	529	533	521
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	—	1	1

Weighted average number of shares outstanding - diluted	536	529	534	522

Earnings (loss) per share:
Basic	$0.99	($0.19)	$2.21	$1.00
Diluted	$0.98	($0.20)	$2.19	$0.97

For the three and nine months ended September 30, 2024 and 2023, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income (loss) for the three and nine months ended September 30, 2024 was reduced (increased) by nil and $9 million (2023 - ($8 million) and $16 million), respectively, in the diluted earnings per share calculation.

A total of 9,513,710 options were excluded from the calculation of the effect of dilutive securities for the three and nine months ended September 30, 2024 (2023 - 10,413,959 and 8,836,787, respectively), because they were anti-dilutive.

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 16). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	14	Third Quarter 2024

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,476	1.364	4,740	11,739	1.355	15,903
Debt derivatives settled	3,472	1.361	4,727	13,878	1.354	18,785
Net cash paid on settlement			(24)			(8)

US commercial paper program
Debt derivatives entered	120	1.367	164	1,401	1.355	1,899
Debt derivatives settled	218	1.367	298	1,514	1.361	2,060
Net cash (paid) received on settlement			(1)			5

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	13,231	1.342	17,753	28,028	1.342	37,626
Debt derivatives settled	13,962	1.342	18,739	23,793	1.341	31,900
Net cash received on settlement			112			17

US commercial paper program
Debt derivatives entered	322	1.332	429	1,496	1.356	2,028
Debt derivatives settled	322	1.326	427	1,654	1.343	2,222
Net cash paid on settlement			(1)			(19)

As at September 30, 2024, we had US$1,102 million and nil notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2023 - US$3,241 million and US$113 million) at an average rate of $1.353/US$ (December 31, 2023 - $1.352/US$) and nil (December 31, 2023 - $1.369/US$), respectively.

Senior notes
Below is a summary of the debt derivatives we entered into related to senior notes during the three and nine months ended September 30, 2024. We did not enter into any debt derivatives related to senior notes issued during 2023.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2024, we had US$17,250 million (December 31, 2023 - US$14,750 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives, at an average rate of $1.272/US$ (December 31, 2023 - $1.259/US$).

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with those senior notes, which we designated as hedges for accounting purposes. We received a net $60 million relating to these transactions.

Rogers Communications Inc.	15	Third Quarter 2024

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	73	1.356	99	228	1.355	309
Debt derivatives settled	54	1.352	73	155	1.329	206

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	95	1.358	129	181	1.348	244
Debt derivatives settled	34	1.324	45	100	1.310	131

As at September 30, 2024, we had US$430 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2023 - US$357 million) with terms to maturity ranging from October 2024 to September 2027 (December 31, 2023 - January 2024 to December 2026) at an average rate of $1.341/US$ (December 31, 2023 - $1.329/US$).

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	600	1.342	805	1,110	1.341	1,489
Expenditure derivatives settled	315	1.324	417	915	1.325	1,212

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.300	117	1,230	1.325	1,630
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	359	1.270	456	899	1.260	1,133

As at September 30, 2024, we had US$1,845 million notional amount of expenditure derivatives outstanding (December 31, 2023 - US$1,650 million) with terms to maturity ranging from October 2024 to December 2026 (December 31, 2023 - January 2024 to December 2025) at an average rate of $1.336/US$ (December 31, 2023 - $1.325/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2024, we had equity derivatives outstanding for 6.0 million (December 31, 2023 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $53.27 (December 31, 2023 - $54.02).

Rogers Communications Inc.	16	Third Quarter 2024

During the nine months ended September 30, 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

During the nine months ended September 30, 2023, we entered into 0.5 million equity derivatives with a weighted average price of $58.14 as a result of the issuance of additional performance restricted share units in 2023 (see note 19).

Cash settlements on debt derivatives and forward contracts
The tables below summarize the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except exchange rates)	2024	2023	2024	2023

Credit facilities	(24)	112	(8)	17
US commercial paper program	(1)	(1)	5	(19)
Senior and subordinated notes	—	—	—	234

Net (payments) proceeds on settlement of debt derivatives and forward contracts	(25)	111	(3)	232

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no financial instruments in Level 1 as at September 30, 2024 or December 31, 2023. There were no transfers between Level 1, Level 2, or Level 3 during the three and nine months ended September 30, 2024 or 2023.

Rogers Communications Inc.	17	Third Quarter 2024

Below is a summary of our financial instruments carried at fair value as at September 30, 2024 and December 31, 2023.

	Carrying value		Fair value (Level 2)		Fair value (Level 3)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2024	2023	2024	2023	2024	2023
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	124	118	—	—	124	118
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	835	599	835	599	—	—
Expenditure derivatives accounted for as cash flow hedges	20	4	20	4	—	—
Equity derivatives not accounted for as hedges	13	48	13	48	—	—
Total financial assets	992	769	868	651	124	118

Financial liabilities
Long-term debt (including current portion)	40,294	40,855	39,257	39,001	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	789	1,069	789	1,069	—	—
Debt derivatives not accounted for as hedges	3	101	3	101	—	—
Expenditure derivatives accounted for as cash flow hedges	5	19	5	19	—	—
Equity derivatives not accounted as hedges	6	—	6	—	—	—
Total financial liabilities	41,097	42,044	40,060	40,190	—	—

Pension plan purchases of annuities
In July 2024 and July 2023, our defined benefit pension plans purchased approximately $147 million and $737 million, respectively, of annuities from insurance companies for substantially all the retired members in the plans at those times. The aggregate premiums for the annuities were funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. The annuity purchases required a remeasurement of the pension plan assets and liabilities at the date of purchase. In 2024, we recognized a $211 million remeasurement gain in other comprehensive income (2023 - $2 million loss). There was no significant impact to net income related to the annuity purchases.

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at September 30	As at December 31
(In millions of dollars)	2024	2023

Current financing receivables	2,142	2,111
Long-term financing receivables	976	1,101

Total financing receivables	3,118	3,212

NOTE 13: INTANGIBLE ASSETS

3800 MHz Spectrum Licence Acquisition
In November 2023, Innovation, Science and Economic Development Canada announced the results of the 3800 MHz spectrum licence auction that was held in October and November 2023. We were awarded 860 spectrum licences covering 172 regions across the country, including urban area, rural and Indigenous communities. We made payments for these licences in January 2024 for $95 million and May 2024 for $380 million. Upon acquisition in May 2024, we recognized the spectrum licences as indefinite-life intangible assets of $480 million, including directly attributable costs.

Rogers Communications Inc.	18	Third Quarter 2024

NOTE 14: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2024	2023

Investments in private companies, measured at FVTOCI	124	118
Investments, associates and joint ventures	478	480

Total investments	602	598
One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value. During the three and nine months ended September 30, 2023, we recognized a $422 million loss in other expense related to a change in the fair value of that obligation. As a result of the loss, the balance of the investment was reduced to nil and we had an unrecognized loss related to the investment of $186 million as at December 31, 2023. As at September 30, 2024, the unrecognized loss related to the investment is $588 million.

NOTE 15: SHORT-TERM BORROWINGS

	As at September 30	As at December 31
(In millions of dollars)	2024	2023

Receivables securitization program	2,400	1,600
US commercial paper program (net of the discount on issuance)	—	150
Non-revolving credit facility borrowings (net of the discount on issuance)	493	—

Total short-term borrowings	2,893	1,750

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Net proceeds received from receivables securitization			—			800

Proceeds received from US commercial paper	120	1.367	164	1,402	1.355	1,900
Repayment of US commercial paper	(220)	1.364	(300)	(1,525)	1.360	(2,074)
Net repayment of US commercial paper			(136)			(174)

Proceeds received from non-revolving credit facilities (US$) [1]	1,275	1.366	1,742	1,829	1.364	2,495
Repayment of non-revolving credit facilities (US$) [1]	(1,279)	1.367	(1,748)	(1,464)	1.367	(2,002)
Net (repayment of) proceeds received from non-revolving credit facilities			(6)			493

Net (repayment of) proceeds received from short-term borrowings			(142)			1,119
1    Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	19	Third Quarter 2024

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)

Proceeds received from US commercial paper	323	1.325	428	1,497	1.354	2,027
Repayment of US commercial paper	(323)	1.325	(428)	(1,664)	1.343	(2,235)
Net repayment of US commercial paper			—			(208)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$)	927	1.348	1,250	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			1,250			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			(379)			(758)
Repayment of non-revolving credit facilities (US$)	(1,204)	1.350	(1,625)	(1,942)	1.348	(2,618)
Total repayment of non-revolving credit facilities			(2,004)			(3,376)

Net repayment of non-revolving credit facilities			(754)			(135)

Net repayment of short-term borrowings			(754)			(1,343)
1 Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Receivables Securitization Program
Below is a summary of our receivables securitization program as at September 30, 2024 and December 31, 2023.

	As at September 30	As at December 31
(In millions of dollars)	2024	2023

Receivables sold to buyer as security	3,086	3,178
Short-term borrowings from buyer	(2,400)	(1,600)

Overcollateralization	686	1,578

Below is a summary of the activity related to our receivables securitization program for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Receivables securitization program, beginning of period	2,400	1,600	1,600	2,400
Receivables securitization program assumed	—	—	—	200
Net proceeds received from (repayment of) receivables securitization	—	—	800	(1,000)

Receivables securitization program, end of period	2,400	1,600	2,400	1,600

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "net repayment of receivables securitization" above.

The terms of our receivables securitization program are committed until its expiry, which we extended in June 2024 to an expiration date of June 28, 2027.

Rogers Communications Inc.	20	Third Quarter 2024

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	98	1.367	134	113	1.327	150
Net repayment of US commercial paper	(100)	1.360	(136)	(123)	1.415	(174)
Discounts on issuance [1]	2	n/m	3	10	n/m	14
Loss on foreign exchange [1]			(1)			10

US commercial paper program, end of period	—	—	—	—	—	—
n/m - not meaningful
1 Included in finance costs.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	—	—	—	158	1.354	214
Net repayment of US commercial paper	—	—	—	(167)	n/m	(208)
Discounts on issuance [1]	—	—	—	9	1.333	12
Gain on foreign exchange [1]			—			(18)

US commercial paper program, end of period	—	—	—	—	—	—
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facilities
Below is a summary of the activity relating to our non-revolving credit facilities for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Non-revolving credit facility, beginning of period	505	983	—	371
Net (repayment of) proceeds received from non-revolving credit facility	(6)	(754)	493	(135)
Discounts on issuance [1]	—	5	—	12
Loss (gain) on foreign exchange [1]	(6)	13	—	(1)

Non-revolving credit facility, end of period	493	247	493	247
1 Included in finance costs.

In March 2024, we borrowed US$185 million under our non-revolving facility maturing in March 2025. In April 2024, we borrowed an additional US$184 million under the facility. As a result, we have fully drawn on the facility.

Concurrent with our US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings (see note 11).

Rogers Communications Inc.	21	Third Quarter 2024

NOTE 16: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2024	2023

Term loan facility				Floating	995	4,286
Senior notes	2024		600	4.000%	—	600
Senior notes [1]	2024		500	4.350%	—	500
Senior notes	2025	US	1,000	2.950%	1,350	1,323
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	945	926
Senior notes	2026		500	5.650%	500	500
Senior notes	2026	US	500	2.900%	675	661
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	300
Senior notes	2027	US	1,300	3.200%	1,755	1,719
Senior notes	2028		1,000	5.700%	1,000	1,000
Senior notes [1]	2028		500	4.400%	500	500
Senior notes [1]	2029		500	3.300%	500	500
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2029	US	1,250	5.000%	1,688	—
Senior notes	2030		500	5.800%	500	500
Senior notes [1]	2030		500	2.900%	500	500
Senior notes	2032	US	2,000	3.800%	2,700	2,645
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	270	265
Senior notes	2033		1,000	5.900%	1,000	1,000
Senior notes	2034	US	1,250	5.300%	1,687	—
Senior notes	2038	US	350	7.500%	472	463
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	1,450
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,012	992
Senior notes	2043	US	500	4.500%	675	661
Senior notes	2043	US	650	5.450%	878	860
Senior notes	2044	US	1,050	5.000%	1,418	1,389
Senior notes	2048	US	750	4.300%	1,012	992
Senior notes [1]	2049		300	4.250%	300	300
Senior notes	2049	US	1,250	4.350%	1,687	1,653
Senior notes	2049	US	1,000	3.700%	1,350	1,323
Senior notes	2052	US	2,000	4.550%	2,700	2,645
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,012	992
					41,281	41,895
Deferred transaction costs and discounts					(987)	(1,040)
Less current portion					(2,600)	(1,100)

Total long-term debt					37,694	39,755
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2024 and December 31, 2023.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2024 and December 31, 2023.
3    The subordinated notes can be redeemed at par on the respective five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	22	Third Quarter 2024

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Term loan facility net borrowings (US$) [1]	8	n/m	18	8	n/m	18
Term loan facility net repayments (US$) [1]	—	—	—	(2,512)	1.351	(3,393)
Net borrowings (repayments) under term loan facility			18			(3,375)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net issuance (repayment) of long-term debt			18			(1,108)
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7

Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(454)	1.346	(611)	(454)	1.346	(611)
Net (repayments) borrowings under term loan facility			(611)			5,471

Senior note issuances (Cdn$)			3,000			3,000
Senior note repayments (US$)	—	—	—	(500)	1.378	(689)
Net issuance of senior notes			3,000			2,311

Net issuance of long-term debt			2,389			7,789
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Long-term debt net of transaction costs, beginning of period	40,585	41,136	40,855	31,733
Net issuance (repayment) of long-term debt	18	2,389	(1,108)	7,789
Long-term debt assumed	—	—	—	4,526
(Gain) loss on foreign exchange	(344)	562	495	(23)
Deferred transaction costs incurred	—	(27)	(53)	(31)
Amortization of deferred transaction costs	35	34	105	100

Long-term debt net of transaction costs, end of period	40,294	44,094	40,294	44,094

In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During the remainder of 2023, we repaid $1.6 billion of the tranche maturing in 2027. In February 2024,

Rogers Communications Inc.	23	Third Quarter 2024

we used the proceeds from our senior note issuance (see "Issuance of senior notes and related debt derivatives") to repay an additional $3.4 billion of the facility such that only $1 billion remains outstanding under the April 2026 tranche.

In April 2023, we also assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction, of which $500 million was subsequently repaid at maturity during the remainder of 2023 and $500 million was repaid at maturity in January 2024.

Senior Notes
Issuance of senior notes and related debt derivatives
Below is a summary of the senior notes we issued during the three and nine months ended September 30, 2024 and 2023.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2024 issuances
February 9, 2024	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024	US	1,250	2034	5.300%	99.119%	1,683	30

2023 issuances
September 21, 2023		500	2026	5.650%	99.853%	500	3
September 21, 2023		1,000	2028	5.700%	99.871%	1,000	8
September 21, 2023		500	2030	5.800%	99.932%	500	4
September 21, 2023		1,000	2033	5.900%	99.441%	1,000	12
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net (loss) income using the effective interest method.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion).

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we expect to use for general corporate purposes, including the repayment of outstanding debt.

Repayment of senior notes and related derivative settlements
During the nine months ended September 30, 2024, we repaid the entire outstanding principal of our $500 million 4.35% and $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

During the nine months ended September 30, 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity. As a result, we repaid $515 million, including receipt of $174 million received on settlement of the associated debt derivatives.

Rogers Communications Inc.	24	Third Quarter 2024

NOTE 17: LEASES

Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Lease liabilities, beginning of period	2,719	2,467	2,593	2,028
Net additions	133	155	488	427
Lease liabilities assumed	—	—	—	327
Interest on lease liabilities	34	30	103	80
Interest payments on lease liabilities	(31)	(29)	(98)	(74)
Principal payments of lease liabilities	(127)	(99)	(358)	(264)

Lease liabilities, end of period	2,728	2,524	2,728	2,524

NOTE 18: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2024 and 2023.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,634

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252	—
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264	—
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265	1,454
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265	1,244
1    Class B Non-Voting Shares are issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

On October 23, 2024, a dividend was declared of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 3, 2025 to shareholders of record on December 9, 2024.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

NOTE 19: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Stock options	10	(23)	(31)	(13)
Restricted share units	14	(1)	23	11
Deferred share units	5	(8)	(3)	(8)
Equity derivative effect, net of interest receipt	(15)	46	52	60

Total stock-based compensation expense	14	14	41	50

Rogers Communications Inc.	25	Third Quarter 2024

As at September 30, 2024, we had a total liability recognized at its fair value of $156 million (December 31, 2023 - $224 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2024, we paid $10 million and $65 million (2023 - $1 million and $68 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30, 2024		Nine months ended September 30, 2024
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,587,278	$63.92	10,593,645	$63.87
Granted	—	—	353,105	$61.39
Exercised	(25,470)	$49.95	(153,615)	$53.04
Forfeited	(853,961)	$64.66	(1,085,288)	$64.44

Outstanding, end of period	9,707,847	$63.89	9,707,847	$63.89

Exercisable, end of period	6,135,190	$63.69	6,135,190	$63.69

	Three months ended September 30, 2023		Nine months ended September 30, 2023
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,688,208	$63.88	9,860,208	$63.58
Granted	—	—	1,594,879	$64.86
Exercised	—	—	(329,877)	$54.90
Forfeited	—	—	(437,002)	$67.44

Outstanding, end of period	10,688,208	$63.88	10,688,208	$63.88

Exercisable, end of period	4,360,124	$63.26	4,360,124	$63.25

We did not grant any performance options during the three and nine months ended September 30, 2024 or 2023.

Unrecognized stock-based compensation expense related to stock option plans was $4 million as at September 30, 2024 (December 31, 2023 - $14 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2024	2023	2024	2023

Outstanding, beginning of period	2,500,371	2,632,516	2,551,728	2,402,489
Granted and reinvested dividends	108,669	144,042	1,193,726	1,485,306
Exercised	(8,115)	(7,722)	(908,188)	(800,840)
Forfeited	(98,605)	(149,934)	(334,946)	(468,053)

Outstanding, end of period	2,502,320	2,618,902	2,502,320	2,618,902

Rogers Communications Inc.	26	Third Quarter 2024

Included in the above table are grants of nil and 378,296 performance RSUs to certain key employees during the three and nine months ended September 30, 2024 (2023 - 117,352 and 711,247), respectively. The performance RSUs granted in 2023 have certain non-market vesting conditions related to the Shaw Transaction.

Unrecognized stock-based compensation expense related to these RSUs was $52 million as at September 30, 2024 (December 31, 2023 - $57 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2024	2023	2024	2023

Outstanding, beginning of period	1,145,935	1,007,497	956,410	1,139,885
Granted and reinvested dividends	11,459	16,309	222,358	68,824
Exercised	(184,717)	(10,555)	(205,868)	(194,537)
Forfeited	—	(1,797)	(223)	(2,718)

Outstanding, end of period	972,677	1,011,454	972,677	1,011,454

Included in the above table are grants of 1,898 and 5,128 performance DSUs to certain key executives during the three and nine months ended September 30, 2024 (2023 - 1,524 and 4,412).

Unrecognized stock-based compensation expense related to granted DSUs was $8 million as at September 30, 2024 (December 31, 2023 - nil) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs granted are fully vested.

NOTE 20: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2024 and 2023 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and nine months ended September 30, 2024 and 2023.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million and $8 million was recognized in net income and paid during the three and nine months ended September 30, 2024, respectively. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group during the three and nine months ended September 30, 2024 were under $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $9 million of which was paid during the three and nine months ended September 30, 2024, respectively. The remaining liability of $93 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Rogers Communications Inc.	27	Third Quarter 2024

NOTE 21: COMMITMENTS

During the three months ended March 31, 2024, we extended an agreement with a Cable service provider, resulting in an increase in our contractual commitments of approximately $1.8 billion over the next ten years compared to our disclosure as at December 31, 2023. During the three months ended June 30, 2024, we signed new Media program rights agreements with the Edmonton Oilers, Calgary Flames, and Warner Bros. Discovery reflecting an increase in our contractual commitments of approximately $1.9 billion over the next 12 years compared to our disclosure as at December 31, 2023.

NOTE 22: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Accounts receivable, excluding financing receivables	(58)	(186)	(8)	(180)
Financing receivables	4	(23)	95	66
Contract assets	10	(11)	(4)	(25)
Inventories	41	83	(16)	(10)
Other current assets	17	(19)	112	(34)
Accounts payable and accrued liabilities	243	384	(291)	(66)
Contract and other liabilities	(57)	(43)	(97)	(9)

Total change in net operating assets and liabilities	200	185	(209)	(258)

NOTE 23: MLSE TRANSACTION

On September 18, 2024, we announced an agreement with BCE Inc. (Bell) to acquire Bell's indirect 37.5% ownership stake in Maple Leaf Sports & Entertainment Inc. (MLSE) for a purchase price of $4.7 billion subject to certain adjustments, payable in cash (MLSE Transaction). The MLSE Transaction will also provide Bell the opportunity to renew its existing MLSE broadcast and sponsorship rights over the long-term at fair market value. This includes access to content rights for 50% of Toronto Maple Leafs regional games and 50% of Toronto Raptors games for which MLSE controls the rights. The MLSE Transaction is subject to certain closing conditions, including sports league and regulatory approvals. When the MLSE Transaction closes, we will be the largest owner of MLSE, with a controlling interest in 75% of MLSE. The holder of the 25% non-controlling interest in MLSE has a right to require its interest be purchased at a future date at fair value (see note 14).

Rogers Communications Inc.	28	Third Quarter 2024